Three Bryant Park 1095 Avenue of the Americas
New York, NY 10036-6797
+1 212 698 3500 Main
+1 212 698 3599 Fax www.dechert.com

May 31, 2024

VIA E-EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attn:	David L. Orlic, Senior Counsel
Re:	AGL Private Credit Income Fund LP
File No. 000-56652

Dear Mr. Orlic:

On behalf of AGL Private Credit Income Fund LP (the “Fund”), this letter responds to the comments issued by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a letter dated May 15, 2024 relating to the Fund’s registration statement on Form 10 that was filed with the Commission on April 15, 2024 (the “Original Registration Statement”).

For your convenience, the Staff’s comments are included in this letter, and each comment is followed by the response of the Fund. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings ascribed to them in the Registration Statement amended by the Fund on the date hereof by the pre-effective amendment number one to the Registration Statement (such registration statement being referred to herein as the “Amended Registration Statement”).

1. We note that portions of the registration statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response: The Fund acknowledges the Staff’s comment and has completed those sections in the Amended Registration Statement.

2. Please confirm in correspondence that Form N-54A will be filed as required.

May 31, 2024 Page 2

Response: The Fund acknowledges the Staff’s comment and will file a Form N-54A to make its election to be regulated as a business development company.

3. Please explain in correspondence whether the Fund expects to use leverage during its first year of operations.

Response: The Fund acknowledges the Staff’s comment and confirms that it intends to use leverage within its first year of operations. We disclose that we intend to use leverage and include the risks associated with leverage in the Amended Registration Statement, including under “Item 1A. Risk Factors—Our Business and Structure—We may borrow money, which may magnify the potential for gain or loss and may increase the risk of investing in us.”

4. Please include an estimate of organizational and offering costs incurred to date in an amendment and provide such disclosure in the correspondence response. In addition, please consider disclosing the accounting treatment for these costs that aligns with the disclosure in the notes to the financial statements.

Response: The Fund acknowledges the Staff’s comment, notes that the Fund had incurred approximately $3.5 million in organizational and offering costs as of May 30, 2024 and has included relevant disclosure in the Amended Registration Statement regarding the organizational and offering costs’ accounting treatment.

5. Under the Explanatory Note on page 3, please add the following to the bolded bullet points:

(a)	“An investment in the Fund is suitable only for sophisticated investors and requires the financial ability and willingness to accept the high risks inherent in an investment in the Fund.”

(b)	“The Fund intends to invest primarily in privately-held companies for which very little public information exists.”

Response: The Fund acknowledges the Staff’s comment and has revised the disclosure accordingly.

6. Please disclose in the appropriate subsection of Item 1 that under normal circumstances, at least 80% of the Fund’s assets will be invested in private credit for purposes of Rule 35d-1 under the 1940 Act. Please also describe what “private credit” means for purpose of complying with that test. (page 6)

May 31, 2024 Page 3

Response: The Fund acknowledges the Staff’s comment and has revised the disclosure accordingly.

7. Please explain in correspondence whether the fund intends to utilize unitranche loans. If yes, please add disclosure describing such use. (page 6)

Response: The Fund acknowledges the Staff’s comment, intends to utilize unitranche loans and has revised the disclosure accordingly.

8. In the first full paragraph on page 7, disclosure indicates that certain investors have been provided with certain terms that other investors will not receive. Please confirm that none of these side letters have, or will have, the effect of creating different investment terms in the Fund and are limited to the informational provisions described in the disclosure.

Response: The Fund acknowledges the Staff’s comment and confirms that none of the side letter terms has the effect of creating different investment terms in the Fund for different shareholders and the specific rights provided to the investor by the Fund are disclosed.

9. Regarding the Barclays Cooperation Agreement:

(a)	Please supplementally explain whether any Barclays entity holds interests in the Adviser or in the Fund, and if so, how much.

Response: The Fund supplementally confirms that no Barclays entity holds interests in the Adviser of the Fund and no investment by Barclays in the Fund is contemplated at this time.

(b)	Please disclose whether Barclays has full discretion to directly lend to a company that otherwise would be referred to the Adviser.

Response: The Fund acknowledges the Staff’s comment and notes under the risk factor entitled “Barclays Engages in Various Businesses that May Compete with the Fund for Investment Opportunities and Limit the Resources that Barclays Devotes to the Barclays Cooperation Agreement” on page 87, the disclosure notes that “Barclays may determine to finance directly (in whole or in part) an opportunity that could be attractive for the Fund and therefore not refer the opportunity to the Adviser under the Barclays Cooperation Agreement.”

(c)

Disclosure on page 88 indicates that “[i]t is possible that Barclays will have an existing loan to or an investment in a company that it refers to the Adviser pursuant to the Barclays Cooperation Agreement”. Please advise what protections are in place to ensure that any opportunities provided to the Adviser are in the Fund’s best interest, rather than to benefit Barclays.

May 31, 2024 Page 4

Response: As disclosed in the Amended Registration Statement, the Adviser’s Investment Committee is responsible for making all investment and disposition decisions on behalf of the Fund subject at all times to the supervision of the Board. All new investments require the approval by a consensus of the Investment Committee. Ultimately, the members of the Investment Committee will rely on reports produced by the Adviser’s investment team and utilize the Adviser’s underwriting standards to make an informed investment decision. The Investment Committee will carefully review whether any investment, including any investment referred by Barclays, is in the best interest of the Fund.

(d)

Page 13 states that “Barclays refers to our Adviser all qualifying Private Credit opportunities that are presented to them and provides our Adviser with exclusive access to deal flow originated by its investment banking platform.” Please disclose how the Fund is defining “exclusive access”.

Response: The Fund acknowledges the Staff’s comment and has revised the disclosure accordingly.

(e)	Please enhance the disclosure around the conflicts that this arrangement presents. For example, disclose that:

(i)	the opportunities provided to the Adviser may be of lesser investment quality than would be the case if Barclays did not have the ability to lend to a company instead of referring it to the Adviser.

(ii)

the Adviser may be reluctant to terminate the agreement because doing so could result in it having less capital available for investment (because some investors can cancel their capital commitment if the agreement is terminated).

Response: The Fund acknowledges the Staff’s comment and has revised the disclosure accordingly.

10. The first paragraph on page 8 references the Resource Sharing Agreement.

(a)	Please explain to us how the Resource Sharing Agreement operates and why it is not an advisory contract within the meaning of the 1940 Act. Please address:

May 31, 2024 Page 5

(i)	Specific services AGL and its employees will provide on the Adviser’s behalf and why those services do not amount to advisory services provided to the Fund;

(ii)	The extent to which the Adviser will depend on AGL’s personnel;

(iii)	Whether AGL personnel who provide investment advice with respect to the Fund will be supervised persons of the Adviser under Sec. 202(a)(25) of the Advisers Act;

(iv)	Whether and what fees are paid to AGL and by whom and whether they are paid pursuant to the Resource Sharing Agreement; and

(v)	Whether AGL is considered a fiduciary with respect to the Fund.

Response: The Fund advises the Staff, on a supplemental basis, that the Adviser will serve as the only investment adviser to the Fund. AGL has not and will not enter into an investment advisory agreement with the Fund. The Adviser will be solely responsible for fulfilling its obligations under the Investment Advisory Agreement, and it will fulfill these obligations using supervised persons of the Adviser. Pursuant to the Resource Sharing Agreement, the Adviser and AGL will each have the ability in its respective business to utilize certain shared personnel, which (as employees of AGL for employment-law purposes) will be compensated solely by AGL. AGL will not be contracting with the Fund to provide any services or receive any advisory fees or compensation of any kind. Any employee of AGL who provides investment advice with respect to the Fund will do so in his or her capacity as a supervised person of the Adviser. As such, the Resource Sharing Agreement does not amount to an advisory contract under the 1940 Act. Accordingly, AGL is not considered a fiduciary with respect to the Fund.

(b)	Please provide us with the Resource Sharing Agreement to review.

Response: A draft of the Resource Sharing Agreement, to which the Fund is not a party, has been furnished to the Staff on a supplemental basis.

(c)	Please add risk disclosure about the Resource Sharing Agreement (e.g., that advisory services provided by the Adviser are dependent on the Resource Sharing Agreement).

Response: The Fund acknowledges the Staff’s comment and has revised the disclosure accordingly.

May 31, 2024 Page 6

11. Please file the Expense Support and Conditional Reimbursement Agreement and the Barclays Cooperation Agreement as exhibits to the registration statement. (page 26)

Response: The Fund acknowledges the Staff’s comment and has included the Expense Support and Conditional Reimbursement Agreement as an exhibit to the Amended Registration Statement. The Fund respectfully submits that that the Fund is not a party to the Barclays Cooperation Agreement and the inclusion of the Barclays Cooperation Agreement is not required under Item 601 of Regulation S-K.

12. In the third paragraph of the “Expense Support and Conditional Reimbursement Agreement” section, please revise to state that no waived amounts will be reimbursed after three years from the date of the respective waiver. (page 26)

Response: The Fund acknowledges the Staff’s comment and has revised the disclosure accordingly.

13. Please provide a legal basis for the non-pro rata transfers described in the proviso to the second bullet point on page 30. In your response, explain how this is consistent with section 18 under the 1940 Act.

Response: The Fund respectfully acknowledges the comment and provides the legal basis below. As a preliminary matter, the purpose of the provision is to ensure the Fund complies with federal laws, include federal securities laws. If any Common Shares are forfeited, the Fund, as a default, would transfer such Common Shares to non-defaulting shareholders on a ratable basis. There are, however, certain scenarios where a pro rata transfer would deleteriously affect the Fund and every shareholder, including the shareholder who would not have otherwise received forfeited shares. As provided in the subscription agreement, the Fund will not transfer Common Shares if such transfer would violate the Securities Act of 1933, the 1940 Act or any state (or other jurisdiction) securities or “Blue Sky” laws applicable to the Fund, (ii) constitute a non-exempt “prohibited transaction” under Section 406 of Employee Retirement Income Security Act of 1974, as amended (“ERISA”) or Section 4975 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), or (iii) cause all or any portion of the assets of the Company to constitute “plan assets” under ERISA or Section 4975 of the Code. This is consistent with the transfer restrictions contained in the subscription agreement, which restricts the persons to whom shareholders may sell their Common Shares. The Fund needs these transfer restrictions to comply with applicable law and/or ensure that the Fund is not treated as “plan assets” for purposes of ERISA or Section 4975 of the Code. If non-pro rata transfers were not permitted, the Fund could inadvertently become “plan assets” or violate federal securities laws. Thus, the contractual discretion for the Board is essential for it to fulfill its fiduciary duties and to promote interests of all shareholders.

May 31, 2024 Page 7

The inclusion of the provision that potentially allows for non-pro rata transfers are consistent with Section 18 of the 1940 Act. The potential to receive forfeited Common Shares does not constitute a warrant or right to subscribe under Section 18(d), as shareholders would not take any action to receive the forfeited shares. The question then would be whether the non-pro rata transfers create a “senior security” under Section 18(g) of the 1940 Act. Section 18(g) defines a “senior security” to mean “any bond, debenture, note, or similar obligation or instrument constituting a security and evidencing indebtedness, and any stock of a class having priority over any other class as to distribution of assets or payment of dividends; and “senior security representing indebtedness” means any senior security other than stock” (emphasis added). The forfeited shares, however, do not constitute the Fund’s property, but are instead property being paid directly from a defaulting shareholder to the other shareholders to compensate them for the harm caused by the default. In every instance, a holder of the Fund’s Common Shares will be entitled only to a share of the Fund’s distributions and dividends that is in proportion to the Common Shares that holder beneficially owns.

14. Disclosure in the “Share Repurchase Program” subsection states that investors will not know the amount of cash that will be paid to them at the time they decide to tender. Rule 13e-4 requires that a specified amount of cash per share to be paid, the total number of shares to be purchased, and the total amount of funds required to purchase the maximum amount of shares being sought must all be stated at commencement of an offer. See Item 4 of Rule 14d-100 (Schedule TO), incorporating Item 1004(a)(1)(i) and (ii) of Regulation M-A, and Item 7 of Rule 14d-100 (Schedule TO), incorporating Item 1007(a) of Regulation M-A. Please eliminate or revise all repurchase offer pricing disclosure throughout the registration statement. (page 30)

Response: The Fund respectfully acknowledges this comment. Item 1004(a)(1)(i) of Regulation M-A provides that the total number and class of securities sought in the tender offer is a material term of the transaction and must be stated in the tender offer materials, and Item 1004(a)(1)(ii) of Regulation M-A provides that the type and amount of consideration offered to security holders is a material term of the transaction and must be stated in the tender offer materials. Item 1007(a) of Regulation M-A provides that the amount of funds or other consideration required to purchase the maximum amount of securities sought in the tender offer must be stated in the tender offer materials.

The Fund respectfully submits that the disclosure sets forth that the total number and class of securities sought, type and amount of consideration and amount of funds required to purchase the maximum amount of securities will be contained in the Schedule TO and related materials. The Fund does so by stating that shares will be repurchased using a purchase price equal to the NAV per share as of the last calendar day of the applicable quarter. The disclosure further states that it intends to limit the number of shares to be repurchased to no more than 5.0% of our outstanding Common Shares as of the last day of the immediately preceding quarter, and that the repurchase

May 31, 2024 Page 8

offers are intended to be conducted in accordance with the requirements of Rule 13e-4 promulgated under the Exchange Act. The Fund further submits that the disclosure in the Schedule TO and related materials, prepared in accordance with the disclosure provided in the Fund’s Form 10 and private placement memorandum, are sufficient to describe total number and class of securities sought, type and amount of consideration and amount of funds required to purchase the maximum amount of securities by referring to the formulas concerning the NAV per share and limitations on the maximum amount of securities that the Fund will purchase.1

[1]

The Fund notes that the current Schedule TO requirement does not require an exact number of securities sought. For example, the total number of securities in a modified Dutch auction tender offer may be disclosed in terms of the maximum number that can be purchased, subject to the number of shares tendered and the price at which those shares are tendered. The Fund also notes that it does not have discretion over the number of shares tendered in a repurchase offer. Therefore, the number of shares to be repurchased is not known at the commencement of the offer. However, as set forth in the disclosure and similar to a modified Dutch auction tender offer, the number of shares to be repurchased, or sought in the offer, is limited to a maximum amount, equal to 5.0% of the Fund’s outstanding Common Shares as of the last day of the immediately preceding quarter. The prospectus also discloses that in the event the number of shares tendered exceeds the maximum repurchase offer amount, shares will be repurchased on a pro rata basis. This approach is consistent with the tender offer practices of other BDCs in the market that conduct tender offers in accordance with Rule 13e-4 and Regulation 14E.

The Fund notes that the requirement to state the amount of consideration offered to security holders does not require that the Fund state an exact amount per share to be paid. For example, the consideration offered to security holders in a modified Dutch auction tender offer may be disclosed in terms of a minimum amount and maximum amount of consideration subject to the price at which those shares are tendered, rather than an exact per share price. As stated in the disclosure, the Fund intends to repurchase shares at a repurchase price equal to the NAV per share as of the last calendar day of the immediately prior calendar quarter. The NAV per share is the amount of consideration offered to security holders required by Item 1004(a)(1)(ii) of Regulation M-A. This approach is consistent with the tender offer practices of other BDCs in the market that conduct tender offers in accordance with Rule 13e-4 and Regulation 14E.

May 31, 2024 Page 9

15. Please remove the risk factor, “The timing of our repurchase offers…,” as it describes a course of action that is materially inconsistent with Rule 13e-4 under the Exchange Act, which rule operates to eliminate the very risk described in this disclosure. (page 85)

Response: For the reasons stated in The Fund’s response to Comment 14, the Fund respectfully disagrees with the Staff’s analysis.

16. Under the risk factor, “To the extent OID and PIK interest constitute a portion of our income…,” please add that market prices of OID instruments are more volatile because they are affected to a greater extent by interest rate changes than instruments that pay interest periodically in cash. (page 85)

Response: The Fund acknowledges the Staff’s comment and has revised the disclosure accordingly.

17. Under the heading, “Conflicts of Interest Generally,” please revise the statement that investors are purported to have waived any claim with respect to liability so that it does not apply to claims made under federal securities laws. (page 106)

Response: The Fund acknowledges the Staff’s comment and has revised the disclosure accordingly.

18. Under the heading, “Diverse Membership; Relationships with Shareholders,” the third sentence states that different shareholders will experience different returns. Please clarify this disclosure, in that all holders of the Common Shares would seem to be entitled to the same returns. (page 110)

Response: The Fund acknowledges the Staff’s comment and respectfully submits that while different shareholder investing at the same time will realize the same return, an investor that invests earlier than another investor or that tenders their shares for repurchase earlier than another investor may realize different return.

19. Under Item 9, “Market Price of and Dividends on the Registrant’s Common Equity,” please disclose the number of holders of the Common Shares. See Item 201(b) of Regulation S-K. (page 112)

May 31, 2024 Page 10

Response: The Fund acknowledges the Staff’s comment and has revised the disclosure accordingly.

20. Under Item 9, “Market Price of and Dividends on the Registrant’s Common Equity,” please disclose the amount of Common Shares that could be sold pursuant to Rule 144 or that the Fund has agreed to register under the Securities Act of 1933 for sale by security holders. See Item 201(a)(2) of Regulation S-K. (page 112)

Response: The Fund acknowledges the Staff’s comment and has revised the disclosure accordingly.

21. Under Item 10, “Recent Sales of Unregistered Securities,” please disclose the date of sale and amount sold, purchasers, price, and Securities Act of 1933 exemption relied upon. See Item 701 of Regulation S-K. (page 114)

Response: The Fund acknowledges the Staff’s comment and has revised the disclosure accordingly.

22. Under the heading, “Delaware Anti-Takeover Provisions,” please disclose the anti-takeover provisions with more specificity, or revise this disclosure to indicate that all such provisions are currently described in this paragraph. (page 117)

Response: The Fund acknowledges the Staff’s comment and has revised the disclosure accordingly.

23. Under Item 13, “Financial Statements and Supplementary Data,” audited financial statements were not provided in the registration statement as filed. The staff acknowledges the disclosure noted in the filing stating that “Audited financial statements to be inserted.” Please confirm in correspondence that that all required financial statements and supplementary financial information will be provided in a pre-effective amendment and filed in EDGAR at least 15 days prior to the Form 10’s effectiveness.

Response: The Fund acknowledges the Staff’s comment and has included the audited financial statements in the Amended Registration Statement.

* * * * * * *

If you have any questions or if you require additional information, please do not hesitate to contact me at (202) 531-4719.

May 31, 2024 Page 11

Sincerely,

/s/ Thomas J. Friedmann
Thomas J. Friedmann

cc:	Taylor Boswell, AGL Private Credit Income Fund LP
Matthieu Milgrom, AGL Private Credit Income Fund LP
Keith A. O’Connell, Securities and Exchange Commission
Michael J. Spratt, Securities and Exchange Commission
David P. Bartels, Dechert LLP
Thomas J. Cheeseman, Dechert LLP

BUSINESS.31475263.6